

April 5, 2012

<u>Via E-Mail</u>
Timothy J. Neher
President
Accelerated Acquisitions XVIII, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Accelerated Acquisitions XVIII, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed March 27, 2012**
> **File No. 000-54610**

Dear Mr. Neher:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Potential Target Companies, page 5

1. Please revise your disclosure added in response to prior comment 2 to clarify which securities transactions are subject to Rule 419. Your current disclosure appears to indicate that all sales or re-sales would be subject to the rule, contrary to Rule 419(a)(1). Also, it is unclear why you focus primarily on re-sales rather than on Rule 419's applicability to your securities offerings that you register under the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Thomas Puzzo, Esq.